Consolidated Financial Statements of

PLAINTREE SYSTEMS INC.

March 31, 2010 and 2009

(in Canadian dollars)

Deloitte & Touche LLP

800 - 100 Queen Street

Ottawa, ON  K1P 5T8

Canada

Tel: (613) 236-2442

Fax: (613) 236-2195

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Plaintree Systems Inc.

We have audited the consolidated balance sheets of Plaintree Systems Inc. as at March 31, 2010 and 2009 and the consolidated statements of (loss) income and comprehensive (loss) income, shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended March 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

Licensed Public Accountants

June 29, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America

  Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 1 to the consolidated financial statements for the year ended March 31, 2009.  Our report to the Board of Directors and shareholders, dated June 29, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

June 29, 2010

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

 Page

Consolidated Balance Sheets

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

                    2

Consolidated Statements of Cash Flows

                    3

Consolidated Statements of Shareholders' Equity (Deficiency)

                    4

Notes to the Consolidated Financial Statements

                    5 - 34

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

1.

DESCRIPTION OF THE BUSINESS

On April 1, 2008, Plaintree Systems Inc ("Plaintree") acquired Hypernetics Ltd. ("Hypernetics") and 4439112 Canada Inc. which, through a wholly-owned subsidiary, owned all the share capital of Triodetic Building Products Ltd. and other subsidiaries, the ("Triodetic Group of Companies").  Under this agreement, Plaintree issued 9,000 Class A preferred shares to acquire all of the outstanding shares of Hypernetics and paid $1,500,000 in cash and issued 3,500,000 common shares and 9,325 Class A preferred shares for all of the outstanding shares of 4439112 Canada Inc..  Immediately following the completion of the Acquisition, Plaintree amalgamated the businesses of Hypernetics and 4439112 Canada Inc., into Plaintree (the "Company").  The Company operates its business through two divisions: Specialty Structures (former business of the Triodetic Group of Companies) and Electronics (former business of Hypernetics and FSO business of Plaintree).

The Electronics division is a manufacturer of avionic components for various applications including aircraft antiskid braking, aircraft instrument indicators, solenoids, high purity valves and permanent magnet alternators.  The Specialty Structures division is a design/build manufacturer of steel, aluminum and stainless steel Specialty Structures such as commercial domes, free form structures, barrel vaults, space frames and industrial dome coverings.

The Acquisition was treated as a transaction between parties under common control and was accounted for under the continuity of interest method.  Under this method, the various assets and liabilities were accounted for at the carrying value in the combining companies’ records.  The excess of cash consideration paid over the carrying value of Hypernetics Ltd.'s and 4439112 Canada Inc.’s shareholders' equity was reduced against Plaintree's additional paid-in capital.  Under the continuity of interest method, the comparative financial statements results are presented as if the companies have always been combined.

On April 1, 2008, the Company also completed a share consolidation by exchanging one new share for every ten existing shares.  All references to common shares, options, warrants and per common share amounts for all periods presented have been retroactively restated to reflect the share consolidation.

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the following significant accounting policies:

Basis of presentation

The consolidated financial statements include the accounts of Plaintree, Hypernetics and the Triodetic Group of Companies and its wholly-owned subsidiaries.  All significant intercompany balances and transactions have been eliminated on consolidation.

Inventories

Inventories are valued using a weighted average cost formula and are stated at the lower of cost and net realizable value.  Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventories held by the method most appropriate to the particular class of inventory.  Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment and intangible assets

Property, plant and equipment and intangibles are stated at cost.  Amortization is provided over the estimated useful lives of the assets using the straight-line method as follows:

Property, plant and equipment:

Building

20 years

Building improvements

10 years

Factory equipment

10 years

Computer equipment

  3 years

Office equipment and furniture

10 years

Vehicles

  4 years

Outside compound

10 years

Intangible assets:

Software

  2 years

The Company's policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable.  If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Revenue recognition

Revenue from product sales is recorded on shipment when all significant contractual obligations have been satisfied provided evidence of an arrangement exists, the price to the customer is fixed and determinable and collection is probable.

Revenue on fixed-price contracts is recognized based on the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished.  Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract.  The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience.  This method requires estimates of costs and profits over the entire term of the contract.  Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of income in the period in which the facts that give rise to the revision become known.  Provisions for estimated losses, if any, are recognized in the period in which the loss is determined.  Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Progress billings are recorded as deferred revenue to the extent that the billings exceed revenue recognized to date.  Unbilled revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience.  Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

Monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in the statements of operations are translated at rates prevailing during the fiscal year.  Exchange gains and losses resulting from the translation of these amounts are included in the statement of operations.

The accounts of the Company's wholly-owned U.S. subsidiary, which is considered to be an integrated foreign operation, has been translated into Canadian dollars using the temporal method of foreign currency translation.  Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at average rates for the year.  Transaction gains or losses are included in income.

Stock option plans

The Company has a stock-based compensation plan, which is described in Note 13.  The Company uses the fair value based method of accounting to record stock-based payments to employees and non-employees.  Under the fair value based method, compensation cost for both employees and non-employees is measured at fair value at the date of grant and is expensed over the award’s vesting period.  The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Investment tax credits

Investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired.  The benefits are recognized when the Company has complied with the terms and conditions of the approved grant program or applicable tax legislation.

Research and development expenditures

Current research costs are expensed as incurred.  Expenditures for research and development equipment, net of related investment tax credits, are capitalized.

Development costs are deferred and amortized when the criteria for deferral under Canadian GAAP are met, or otherwise, are expensed as incurred.  To date, no such costs have been capitalized.

Use of accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.  Significant management estimates include percentage complete for revenue recognition, unbilled revenues, deferred revenues and allowance for doubtful accounts, useful lives of property, plant and equipment and intangible assets, inventory obsolescence, stock-based compensation, accrued liabilities, income tax valuation allowance and bifurcation of convertible debentures.  Actual results could differ from these estimates.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company’s future income tax assets and liabilities are recognized for the future tax consequences attributable to tax loss carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or be settled to the extent that such assets are more likely than not to be realized.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment or substantive enactment.  Future income tax assets are recognized to the extent it is more likely than not to be realized.

Earnings per share

Earnings per share has been calculated on the basis of net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.  Income attributable to common shareholders is equal to net income less the dividends accumulated on the preferred shares.  Diluted earnings per common share is calculated by dividing the applicable net income attributable to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.  The Company uses the treasury stock method in determining the denominator for earnings per share.  Under this method it is assumed that the proceeds from the exercise of options are used to repurchase common shares at the weighted average market price of the shares for the period.

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.  Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.  Settlement date accounting is used.

Held-for-trading

Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading.  They are measured at fair value at the balance sheets date.  Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Financial liabilities designated as held-for-trading are those non-derivative financial liabilities that the Company elects to designate on initial recognition as instruments that it will measure at fair value through other interest expense.  These are accounted for in the same manner as held-for-trading assets.  The Company has not designated any non-derivative financial liabilities as held-for-trading.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

Held-to-maturity

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost using the effective interest rate method.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale, or that are not classified as loans and receivables, held-to-maturity or held-for-trading.  Except as mentioned below, available-for-sale financial assets are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income until realized when the cumulative gain or loss is transferred to other income.

Available-for-sale financial assets that do not have quoted market prices in an active market are recorded at cost.

Interest on interest-bearing available-for-sale financial assets is calculated using the effective interest rate method.

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest rate method.

Other liabilities

Other liabilities are recorded at amortized cost using the effective interest rate method and include all financial liabilities, other than derivative instruments.

Transaction costs

Transaction costs related to held-for-trading financial assets are expensed as incurred. Transaction costs related to available-for-sale financial assets, held-to-maturity financial assets, other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then recognized over the expected life of the instrument using the effective interest rate method.

The Company has made the following classifications:

Cash is required to be classified as held-for-trading and is measured at fair value with changes in fair value recorded in net income.  The carrying amount approximates fair value.

Trade accounts receivable and unbilled revenue are required to be classified as loans and receivables and accounts payable and accrued liabilities are required to be classified as other financial liabilities and are measured at amortized costs with interest accretion recorded in net income.  Due to the short-term nature of these assets and liabilities, the carrying amounts approximate fair value.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

All loans, bank loans, bonds and debentures or similar debt are measured at amortized cost with interest accretion recorded in net income.

New accounting policies

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  The new Section is applicable to the Company's fiscal year ended March 31, 2010. The adoption of this standard required the Company to retroactively reclassify its licensed computer software assets on its balance sheet from property, plant and equipment to intangible assets. The net book value of licensed computer software reclassified as of March 31, 2009 was $8,700.

EIC-173

In January 2009, the CICA issued Emerging Issues Committee Abstract (”EIC”) EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that the Company's own credit risk and the credit risk of counterparties should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives.  EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value for periods ending on or after the date of issuance of this Abstract.  The Company concluded that this standard had no material impact on its consolidated financial statements upon adoption or during the year.

Financial Instruments

In August 2009, the CICA amended Handbook Section 3855, Financial Instruments - Recognition and Measurement, which adds guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset of the held-for-trading category.  In addition, this Section has been amended to: change the categories into which a debt instrument is required or permitted to be reclassified and change the impairment model for held-to-maturity financial assets to the incurred credit loss model of impaired loans; and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008.  The adoption of this new Section did not have a material impact on the Company's consolidated financial statements.

In June 2009, the CICA amended CICA Handbook Section 3862, Financial Instruments - Disclosure, which enhances disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements and expanded requirements regarding liquidity risk disclosure.  The new guidance does not change the financial instruments measurement requirements of Section 3855, but amends the disclosure requirements, which are as a result of changes made to International Financial Reporting Standard (IFRS) 7.  The guidance applies to financial instruments measured at fair value on the balance sheet and establishes a hierarchy for each financial instrument on an individual basis.  These amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009.  The related disclosures are included in Note 19.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future accounting changes

International Financial Reporting Standards (”IFRS”)

The Canadian Accounting Standards Board has confirmed that the use of IFRS will be required commencing 2011 for publicly accountable, profit oriented enterprises.  IFRS will be replacing current Canadian GAAP followed by the Company.  The Company will be required to begin reporting under IFRS for its first fiscal year beginning after January 1, 2011 and will be required to provide information that conforms to IFRS for the comparative periods presented.  The Company is currently evaluating the impact of adopting IFRS.

Consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which will replace the former Section 1600, Consolidated Financial Statements.  These new Sections are effective for interim and annual consolidated statements for fiscal years beginning on or after January 1, 2011 but with earlier adoption permitted and provide the Canadian equivalent to International Accounting Standard (IAS) 27, Consolidated and Separate Financial Statements.  The new standards are not expected to have a material effect on the Company’s consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which will replace the former Section 1581, Business Combinations.  The new Section is effective for acquisitions in fiscal years beginning on or after January 1, 2011 but with earlier adoption permitted and provides the Canadian equivalent to IFRS 3, Business Combinations.  The new standard is not expected to have a material effect on the Company’s consolidated financial statements.

EIC-175

In December 2009, the CICA issued EIC-175, Multiple Deliverables Revenue Arrangements.  The accounting changes summarized in EIC-175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption.  The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

3.

INVESTMENT IN PARTNERSHIP AND BANK LOAN

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing ("Partnership") for $20,000,000.  The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and a restructuring completed at the time.  The investment by the Company in the Partnership was completed to provide the Company with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the principal and interest and other partnership related expenses.  During the year ended March 31, 2008, a total of $2,000,000 of distributions was received from the Partnership and the investment was reduced to zero and the remaining $2,000,000 outstanding on the loan was satisfied through such distributions.  In fiscal 2008, Plaintree recorded $308,415 as partnership income and expensed bank loan interest of $8,415.

The Company’s interest in the Partnership was limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000.  Plaintree ceased to be a partner and is no longer entitled to any further distributions nor is it any longer subject to any obligations as a general partner in 2008.  In addition, the bank loan and all related expenses have been fully satisfied.  The Company accounted for the Partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment.

4.

INVENTORIES

	2010	2009

Raw materials	$ 744,340	$ 1,827,294
Work in process	534,040	894,677
Finished goods	99,094	140,900

	$	$ 2,862,871

The cost of inventories recognized as an expense during the period was $5,188,818 (2009 - $11,064,038; 2008 - $7,249,098).  The total carrying value of inventory at March 31, 2010 was pledged as security through general security agreements under bank lines of credit and related party liabilities.

The Company wrote down its inventories by $701,634 in fiscal 2010 (2009 - $382,790; 2008 - $121,108) to reflect its carrying amount at net realizable value.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

5.

LONG-TERM DEBT

	2010	2009

Bank loan bearing interest at the rate of prime plus 1.25% per annum, due in monthly principal plus interest instalments of $4,733, through to April 2013, secured by a general security agreement.	$ 153,771	$ 204,187

Bank loan bearing interest at the rate of prime plus 1.25% per annum, payable in monthly principal plus interest instalments of $4,221, secured by a general security agreement, maturing May 2027.	471,929	505,684

Term loan payable in monthly instalments of $1,007, bearing interest at the rate of prime minus 0.85% per annum, secured by a mortgage on a property, maturing February 2012.	128,772	138,925

Term loan payable in monthly instalments of $1,929, bearing interest at the rate of prime plus 1.25% per annum, secured by equipment and a general security agreement, maturing December 2011.	35,293	56,865

Term non-revolving loan payable in monthly instalments of $3,161 bearing interest at the rate of prime plus 1.25% per annum, maturing September 2018.	246,689	275,566

	1,036,454	1,181,227

Current portion	(180,610)	(174,611)

	$ 855,844	$ 1,006,616

Principal repayments required in the next five years and thereafter are as follows:

2011	$ 180,610
2012	169,608
2013	140,846
2014	100,667
2015	100,667
Thereafter	344,056
$ 1,036,454

6.

DUE FROM RELATED PARTY

Due from related party consists of $745,720 (2009 - $313,579) due from Spotton Corporation, a company controlled by Targa Group Inc. ("Targa"). Targa (Plaintree’s largest shareholder) is a company controlled by the CEO of the Company and a related party to the CEO.  The balance accrues interest at prime plus 2% and is due from the related party on demand. The $432,141 change in the balance from fiscal 2009 relates to management fees, rent and utilities charges, advances and related interest.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

7.

PROPERTY, PLANT AND EQUIPMENT

	March 31, 2010
	Cost	Accumulated Amortization	Net Book Value

Land	$ 180,874	$ -	$ 180,874
Building	1,133,016	213,933	919,083
Building improvements	1,033,239	176,759	856,480
Factory equipment	2,866,285	1,946,801	919,484
Computer equipment	956,732	922,517	34,215
Office equipment and furniture	186,475	161,842	24,633
Vehicles	68,768	56,086	12,682
Outside compound	25,490	5,735	19,755

	$ 6,450,879	$ 3,483,673	$ 2,967,206

	March 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$ 180,874	$ -	$ 180,874
Building	1,133,016	157,282	975,734
Building improvements	1,021,064	73,816	947,248
Factory equipment	2,765,216	1,839,187	926,029
Computer equipment	938,214	888,510	49,704
Office equipment and furniture	186,475	156,345	30,130
Vehicles	56,784	52,088	4,696
Outside compound	25,490	3,186	22,304

	$ 6,307,133	$ 3,170,414	$ 3,136,719

8.

INTANGIBLES

March 31, 2010
	Cost	Accumulated Amortization	Net Book Value

Software	$ 130,907	$ 84,232	$ 46,675

March 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Software	$ 84,311	$ 75,611	$ 8,700

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

9.

DUE TO RELATED PARTIES - CONVERTIBLE DEBENTURES

The Company has issued various tranches of convertible debentures to related parties as follows:

			Components at Date of Issue
Date of Issue	Face Value	Conversion Factor	Debt	Equity

December 2003	$ 900,000	$ 0.115	$ 275,000	$ 625,000
February 2005	220,000	0.065	-	220,000
April 2005	220,000	0.110	174,414	45,586
June 2005	145,000	0.040	92,525	52,475

	$ 1,485,000		$ 541,939	$ 943,061

The debentures are convertible into common shares of the Company at the holder’s option at any time.  They become due and payable two years from the date of issue at which point interest will begin to accrue at 10% on any unpaid balances.  Debentures may be repaid at any time by the Company with 30 days notice subject to the holders’ right to convert within that time period.  All of the Company’s assets were pledged as security for these convertible debentures under an already existing general security agreement.

The Company determined the value of the debt and equity components of the convertible debentures in accordance with the substance of the contractual arrangement.  The equity component representing the fair value of the holder’s conversion option is determined using the Black-Scholes option pricing model and is recorded as a separate component of equity.

As part of the amalgamation, convertible debt principal of $1,301,240 was repaid to Targa. Convertible debenture debt of $36,000 and interest of $3,000 held by Hypernetics Ltd. were cancelled through amalgamation.

During the 2010 fiscal year, $147,760 of convertible debenture principal and interest of $31,943 was converted into 403,110 common shares. The principal amount of the debt plus accrued interest was reclassified to share capital and the value of the conversion feature associated with these shares of $78,207 was reclassed from the equity component of convertible debentures to share capital.

The remaining balance of convertible debentures debt outstanding as at March 31, 2010 and 2009 is as follows:

		Convertible			Convertible
		Debt		Conversion	Debt
		Balance as at		of	Balance as at
Original	Conversion	March 31,	Accrued	Principal and	March 31,
Face Value	Factor	2009	Interest	Interest	2010
$ 900,000	$0. 0115	$ 205,951	$ -	$ -	$ 205,951
220,000	0.0065	67,554	969	(47,995)	20,528
220,000	0.0110	21,193	-	-	21,193
145,000	0.0040	128,983	2,725	(131,708)	-
$1,485,000	$ 423,681	$ 3,694	$ (179,703)	$ 247,672

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

9.

DUE TO RELATED PARTIES - CONVERTIBLE DEBENTURES (Continued)

The remaining balances consist of interest only that does accrue any additional interest.  All of the convertible debenture balance of $247,672 is presented as long-term considering that the related party has agreed not to demand repayment of said amount before August 2011.

10.

DUE TO RELATED PARTIES - OTHER

	2010	2009

Due to Senior officers	$ 2,356,361	$ 2,069,764
Due to Shareholders (Class A preferred share dividends)	-	150,000
Due to Tidal Quality Management Inc.	339,924	330,624
Due to Targa Group Inc.	134,812	134,812

	2,831,097	2,685,200
Less current portion	-	194,028

	$ 2,831,097	$ 2,491,172

As at March 31, 2010, a balance of $2,356,361 ($1,878,335 principal and $478,026 interest) remained owing to senior officers.  These amounts are recorded in Due to related parties - other - long-term as the parties have agreed not to demand repayment before August 2011.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa.  Lease arrears, including interest of $121,115 (2009 - $111,816) owing to this related party, amounted to $339,924 (2009 - $330,624).  In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company.  The forbearance agreement is now in default.  The party has agreed not to demand repayment before August 2011 and the amount is included in Due to related parties - other - long-term.

The $339,925 change in the balance from fiscal 2009 relates to salaries owed to senior officers and rent arrears on the facility leased by the related party.

During the year, the Board of Directors of the Company declared a cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on July 22, 2009 to the holders of record at the close of business on July 24, 2009.  The $200,000 dividend was fully paid during the year.

In fiscal 2009, the Board of Directors of the Company declared a cash dividend of $10.914052 per Class A preferred share ($200,000 in the aggregate) payable on February 27, 2009 to the holders of record at the close of business on February 23, 2009.  $50,000 of the dividend was paid by March 31, 2009 and the remaining $150,000 was paid in full during fiscal 2010 and is included above as Due to shareholders.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

10.

DUE TO RELATED PARTIES - OTHER (Continued)

The Class A preferred shares are held by related parties and are entitled to annual cumulative dividends of 8% on the $1,000 per share redemption amount of the Class A preferred shares, see Note 13.

On April 1, 2008, the principal of $310,386 on a loan from Targa was repaid.  Accumulated interest in the amount of $134,812 (2009 - $134,812), which was in Due to related parties - other - current portion on a loan from Targa remains outstanding as of March 31, 2010.  The party has agreed not to demand repayment before August 2011 and the amount is included in Due to related parties - other - long-term.

11.

DUE TO RELATED PARTIES - LINE OF CREDIT AND DEMAND LOAN

	$1.0M Line of Credit		$1.8M Demand Loan
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009

Principal	$ 500,000	$ 1,000,000	$ -	$ 771,509
Interest	102,937	56,653	66,581	58,092

Total	$ 602,937	$ 1,056,653	$ 66,581	$ 829,601

During the first quarter of fiscal 2009, a demand loan of up to $1,800,000 and a revolving line of credit of up to $1,000,000 were established between Targa and the Company.  Under the loan agreements, all amounts advanced to the Company are payable on demand and bear interest at bank prime plus 2%.  The Targa Credit Facility is secured by a security interest granted over the assets of the Company.

At March 31, 2010, $500,000 remained outstanding on the line of credit with accumulated interest of $102,937 for a balance of $602,937; $NIL was drawn against the revolving demand loan with accumulated interest owing of $66,581 for a balance of $66,581.

Targa has agreed that it will not demand repayment before August 2011 and, accordingly, the amounts are being shown as long-term.

12.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2010	2009

Accounts payable	$ 512,146	$ 900,703
Accrued liabilities	371,086	399,513
Salaries and benefits payable	195,270	282,018

	$ 1,078,502	$ 1,582,234

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

13.

SHARE CAPITAL

Authorized

  Unlimited number of common shares

  Unlimited number of Class A preferred shares

On April 1, 2008, the previous Series I and II preferred shares were deleted and the Company created a new Class A preferred shares having the following attributes:

  Class A

8% cumulative dividend, calculated on redemption amount, redeemable at the option of the Company at any time at $1,000 per share plus accrued dividends; liquidation preference of the redemption value plus cumulative dividends (when and if declared) to common shares; non-voting.

On April 1, 2008, the Company completed a 10 for 1 consolidation of its common shares.

Stock option plans

The Company’s Stock Option Plan allows the Company to grant options to officers and service providers to a maximum number of 1,200,000 (adjusted for 10 for 1 share consolidation).

Options under the stock option plans are issued for a period as determined by the Board of Directors of the Company at the time of grant up to a period of ten years from the date of grant and the exercise price may not be less than the latest closing price of the common shares on the last trading day preceding the date of grant.  Eligibility is determined by the Company's Board of Directors and the aggregate number available for issuance to any one person may not exceed 5% of the issued and outstanding common shares.

Activity in the stock option plan is summarized as follows:

			Weighted
			Average
	Number of	Option	Option
	Options	Price	Price
Options outstanding March 31, 2008	217,500	$0.80-$23.10	$0.36
Options granted during fiscal 2009	590,000	0.12	0.12
Expired during fiscal 2009	(32,500)	1.05-23.10	18.01
Forfeited	(30,000)	0.12	0.12
Cancelled during fiscal 2009	(175,000)	0.12-1.20	0.93
Options outstanding March 31, 2009 and
March 31, 2010	570,000	$0.12-$0.80	$0.13

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

13.

SHARE CAPITAL (Continued)

Stock option plans (Continued)

Additional information regarding options outstanding as of March 31, 2010 is as follows:

	Options Outstanding and Exercisable
		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life (Years)	Price

$0.12	560,000	3.4	$0.12
$0.80	10,000	0.4	$0.80

$0.12 - $0.80	570,000	3.0	$0.13

As of March 31, 2010, 366,667 options are vested and exercisable of which 10,000 are exercisable at $0.80 and have a weighted average remaining contractual life of 0.4 years and 356,667 are exercisable at $0.12 and have a weighted average contractual life of 3.4 years.

The stock-based compensation expense of $5,796 (2009 - $40,232; 2008 - $NIL) included in general and administrative expenses was determined using the fair value method, consistent with the requirements of CICA 3870.  This was calculated using a Black-Scholes option pricing model using the following assumptions: expected dividend yield - NIL%; expected volatility - 133%; risk-free interest rate - 2%; and an expected life of five years.  The weighted average fair value for options granted in the year is $NIL per option in fiscal 2010 (2009 - $0.10).  The fair value is estimated on the date of grant.

14.

BASIC AND DILUTED EARNINGS PER COMMON SHARE

Net (loss) income attributable to common shares used in the numerator of basic and diluted earnings per share is calculated as follows:

	Year Ended March 31,
	2010	2009	2008

Net (loss) income	$ (1,293,501)	$ 4,844,499	$ 721,835
Cumulative dividends on preferred shares	(1,466,000)	(1,466,000)	-

Net (loss)income attributable to common shares (basic)	(2,759,501)	3,378,499	-
Interest on convertible debentures	-	14,776	-

Net (loss) income attributable to common shares (diluted)	$ (2,759,501)	$ 3,393,275	$ 721,835

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

14.

BASIC AND DILUTED EARNINGS PER COMMON SHARE (Continued)

The weighted average number of common shares used as the denominator of basic and diluted earnings per common share is calculated as follows:

	Year Ended March 31,
	2010	2009	2008

Basic shares - weighted average	12,824,752	12,522,143	12,522,143
Convertible debentures	-	591,529	-
Employee stock options (treasury method)	-	174,769	-

Diluted shares - weighted average	12,824,752	13,288,441	12,522,143

The effect of employee stock options and convertible debentures were excluded from the diluted earnings per share calculations for the years ended March 31, 2010 because they were anti-dilutive.

For the years ended March 31, 2010 and 2008, diluted earnings per share equals basic earnings per share due to the anti-dilutive effect of options and convertible instruments.  For the year ended March 31, 2009, the diluted weighted average common shares outstanding include 1,194,742 dilutive common shares from the potential conversion of the debentures and potential exercise of employee options.  The outstanding number and type of securities that could potentially dilute basic net earnings (loss) per share in the future are as follows:

	Year Ended March 31,
	2010	2009	2008

Employee and other options	570,000	570,000	797,500
Convertible debentures	229,935	624,742	1,929,423

Total	799,935	1,194,742	2,726,923

15.

CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Year ended March 31,
	2010	2009	2008

Trade accounts receivable	$ 1,236,278	$ 163,314	$ (881,929)
Unbilled revenue	220,033	(590,026)	(169,448)
Due from related parties	(432,141)	1,229,426	203,240
Inventories	783,763	(1,089,193)	(457,561)
Income taxes recoverable	-	-	74,391
Prepaid expenses and other assets	(71,133)	104,493	(205,915)
Accounts payable and accrued liabilities	(503,732)	(939,709)	919,189
Deferred revenue	583,332	(1,343,231)	969,201

	$ 1,816,400	$ (2,464,926)	$ 451,168

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

16.

BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer, tracks the Company's operations as two business segments - the design, development, manufacture, marketing and support of electronic products, and the specialty structural products.  The Company from time to time provides management services primarily to related companies.  The revenue and cost of sales related to these services are presented in the statement of income.  No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers.  All of the Company's assets are primarily located in Canada.

Revenue by geographic location

	2010	2009	2008

Management services revenue
Canada	$ 103,490	$ 152,470	$ -

Product revenue
Canada	2,482,639	9,899,882	5,236,730
United States	5,256,864	9,343,960	7,846,547
Chile	1,259,537	-	-
Other	88,343	2,003,428	765,230

Total product revenue	9,087,383	21,247,270	13,848,507

Total revenue	$ 9,190,873	$ 21,399,740	$ 13,848,507

All of the management services revenue relates to one related party.

Revenue by division

	2010	2009	2008

Electronics	$ 3,569,891	$ 5,743,754	$ 4,774,459
Specialty Structures	5,620,982	15,655,986	9,074,048

Total revenue	$ 9,190,873	$ 21,399,740	$ 13,848,507

Net income by division

	2010	2009	2008

Electronics	$ (894,016)	$ 959,036	$ 375,990
Specialty Structures	(399,485)	3,885,463	345,845

Total net income	$ (1,293,501)	$ 4,844,499	$ 721,835

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

16.

BUSINESS SEGMENT INFORMATION (Continued)

The product revenue concentration (customers with revenues in excess of 10% of total revenues) is as follows:

	2010	2009	2008

Number of customers	3	3	2
% of total revenue	21%, 14%, 11%	23%, 11%, 10%	16%, 11%

Assets by division

	2010	2009

Electronics	$ 5,615,020	$ 7,451,850
Specialty Structures	3,136,531	3,919,724

	$ 8,751,551	$ 11,371,574

17.

INCOME TAXES

	2010	2009	2008

Current income taxes	$ 53,579	$ 7,240	$ 87,153
Future income taxes (recovery)	-	(113,906)	11,447

	$ 53,579	$ (106,666)	$ 98,600

(a)

Investment tax credits

At March 31, 2010, the Company has approximately $584,000 (2009 - $584,000) of investment tax credits, relating primarily to research and development, available to reduce future year’s Canadian federal income taxes.  These potential benefits expire as follows:

2021	$ 240,000
2022	344,000

$ 584,000

29

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

17.

INCOME TAXES (Continued)

(b)

Tax losses available to carryforward

The Company has losses available to reduce future years’ Canadian federal taxable income totalling approximately $3,418,000.  These potential benefits expire as follows:

Federal

2014	$ 1,647,000
2026	27,000
2027	85,000
2028	207,000
2030	1,452,000

$ 3,418,000

(c)

Research and development deductions

The Company has claimed less research and development expenses for income tax purposes than has been reflected in the financial statements.  These unclaimed expenses total approximately $20,638,000 (2009 - $20,638,000) for Canadian federal and provincial income tax purposes.  These are available without expiry to reduce future years' taxable income.

The potential future benefits associated with the investment tax credits, tax losses, and unclaimed research and development expenses have not been reflected in these financial statements.

(d)

Limitation on use

Current federal and provincial tax laws in Canada include provisions limiting the annual use of net operating loss and credit carry forwards in the event of certain defined changes in stock ownership.  Accordingly, the annual use of the Company's net operating loss and credit carryforwards could be limited according to these provisions in the event of certain changes in stock ownership.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

17.

INCOME TAXES (Continued)

(e)

Rate reconciliation

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to the income before income taxes for the following reasons:

	2010	2009	2008

Statutory income tax rate (Canada)	32%	33.5%	36.12%

(Loss) income before taxes	$ (1,239,922)	$ 4,737,833	$ 820,435
Expected income tax expense (recovery)	(396,775)	1,587,174	296,341
Net change in valuation allowance and future tax rates	154,346	-	-
Reversal of temporary differences, the benefit of which are not recorded	-	(124,842)	168,784
Benefit of utilization of losses not previously recorded	-	(1,586,992)	(1,351,638)
Asset on benefit of current loss of subsidiary not recorded	190,072	-	-
Partnership income allocated		-	990,977
Foreign taxes	33,648	-	-
Other permanent differences	72,288	17,994	(5,864)

Reported income tax provision (recovery)	$ 53,579	$ (106,666)	$ 98,600

(f)

Future income taxes

The sources of accumulated temporary differences and the related future income taxes as at March 31 are as follows:

	2010	2009

Accounting amortization in excess of tax	$ 1,760,000	$ 2,121,000
Research and development expenses not deducted for tax purposes	5,696,000	6,826,000
Losses available to offset future income taxes	870,000	981,000
Harmonizing debit	(80,000)	(66,000)

Future income tax assets before valuation allowance	8,246,000	9,862,000
Less valuation allowance	(8,246,000)	(9,862,000)

Future income tax assets	$ -	$ -

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

18.

GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

The Company has entered into agreements that contain features which meet the definition of a guarantee under Canadian Accounting Guideline (AG) 14 and U.S. FASB Interpretation (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness or Others.  The pronouncements define a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party.  The Company has the following guarantees that are subject to the disclosure requirements:

Product warranties

As part of the normal sale of product, the Company provides its customers with standard one year product warranties and from time to time it sells separately priced extended warranties.  The Company currently has parts only warranty obligations that are included with the normal sale of the product.  Given the history of nominal warranty parts replacement, the Company has recognized the revenue relating to warranties upon the original product revenue recognition with no obligation included in liabilities.

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2010:

Payments due by period

	Total	Current	2011	2012	2013	2014

Due to related parties - convertible debentures	$ 247,672	$ -	$ 247,672	$ -	$ -	$ -
Due to related parties - other	2,831,097	-	2,831,097	-	-	-
Due to related party - line of credit	602,937	-	602,937	-	-	-
Due to related party - demand loan	66,581	-	66,581	-	-	-
Long-term debt	1,036,454	180,610	169,608	140,846	100,667	444,723

	$ 4,784,741	$ 180,610	$ 3,917,895	$ 140,846	$ 100,667	$ 444,723

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

19.

FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recorded at fair value on the Balance Sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash is classified as a Level 1 financial instrument.  During the year, there has been no significant transfer of amounts between Level 1 and Level 2.  There are no items classified in Level 3.

The Company has exposure to counterparty credit risk, market risk and liquidity risk associated with its financial assets and liabilities.  The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee is responsible for developing and monitoring the Company’s compliance with risk management policies and procedures.  The Audit Committee regularly reports to the Board of Directors on its activities.

The Company’s risk management program seeks to minimize potential adverse effects on the Company’s financial performance and ultimately shareholder value.  The Company manages its risks and risk exposures through a combination of insurance, a system of internal and disclosure controls, sound business practices and on occasion derivative financial instruments.  The Company’s financial instruments and the nature of the risks which they may be subject to are set out in the following table:

Risks
Market
	Counter Party Credit	Liquidity	Foreign Exchange	Interest Rate

Cash	Yes		Yes	Yes
Trade accounts receivable	Yes	Yes	Yes
Accounts payable and accrued liabilities			Yes
Long-term debt				Yes
Due to related parties				Yes

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

19.

FINANCIAL INSTRUMENTS (Continued)

(a)

Credit risk

Credit risk arises from cash held with banks and credit exposure to customers, and others from outstanding accounts receivables.  The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets, specifically cash and trade accounts receivable.  The objective of managing counterparty credit risk is to prevent losses on financial assets, specifically cash and trade accounts receivable.  The Company assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.  As at March 31, 2010, the Company does not expect any counterparties to fail to meet their obligations.

Cash

Cash consists of bank deposits.  Credit risk associated with cash is minimized substantially by ensuring that these financial assets are invested in highly rated financial institutions.  As at March 31, 2010, the Company had cash consisting of cash on hand and deposits with banks of $1,401,678 (2009 - $1,451,729).  During the years ended March 31, 2010, 2009 and 2008 the Company did not hold any investments in asset-backed commercial paper.

Accounts receivable

Accounts receivable consists primarily of trade accounts receivable.  The Company’s credit risk arises from the possibility that a counterparty which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company.

This risk is mitigated through established credit evaluation, approval and monitoring processes intended to mitigate potential credit risks.  The carrying amount of accounts receivable are reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in the statement of operations in general and administrative expenses.  When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable.

Maximum credit risk is limited to the balance in trade accounts receivables.  As of March 31, 2010, trade receivables were comprised of three companies totalling 34%, 22% and 11%, respectively (2009 - two companies, 16%, respectively) of trade receivables.  As at March 31, 2010 the Company’s aging of accounts receivable was approximately 83% (2009 - 87%) under sixty days, 2% (2009 - 4%) over sixty days and 15% (2009 - 9%) over ninety days and the allowance for doubtful accounts was $NIL (2009 - $98,560).

(b)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the fair value of recognized assets and liabilities or future cash flows or the Company’s results of operation.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

19.

FINANCIAL INSTRUMENTS (Continued)

(b)

Market risk (Continued)

Interest risk

The Company is financed through loans from related parties and a bank loan which bears interest at rates tied to the Canadian bank prime rate.  The Company’s exposure to interest rate risk relates primarily to variable interest rates on bank and related party debt totalling $3,633,597. The variable interest rates range from prime less 0.85% to prime plus 2.0%.  A 1% change in the bank prime interest rate causes a $36,336 change in annual interest expense.  The Company does not use derivative instruments to reduce its exposure to interest rate fluctuations.

Foreign currency risk

There is a risk to the Company’s earnings that arises from fluctuations in foreign exchange rates, and the degree of volatility of these rates.  The Company’s financial results are reported in Canadian dollars.  The Company is exposed to foreign exchange fluctuations against the Canadian dollar as sales are primarily denominated in U.S. dollars and other foreign currencies, while expenditures are primarily denominated in Canadian dollars. The Company did not use derivative financial instruments to manage this risk.  For the fiscal year ended 2010, the Company had a foreign exchange loss of $694,718 (2009 - gain of $417,667; 2008 - loss of $133,535).  A 10% change in the value of the Canadian dollar against the U.S. dollar would cause an approximate foreign exchange gain or loss of $246,489, $194,294 and $5,516, for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due.  The Company maintains a positive working capital position.  The Company aims to maintain a current ratio, defined as current assets over current liabilities, of at least 1:1.

The Company generally makes bi-monthly payments.  At March 31, 2010, most of the Company's accounts payable were current.  The vast majority of accounts payable fall due for payment within 45 days.  Accrued liabilities are generally due after more than one month and in some cases it may not yet be possible to determine the contracted date for payment.

The Company is required to maintain certain financial covenants in connection with its existing banking arrangements (Note 22).

Fair values

The carrying amounts for cash, trade accounts receivable, and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments or the terms of the instrument.  The carrying amount for the long-term debt approximated fair value as the interest rate was reflective of rates currently available for similar debt.

The fair values of amounts due to and due from related parties are not determinable as comparable arm’s length debts are not available.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

21.

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010, a total of $103,490 (2009 - $152,470; 2008 - $NIL) in management services revenue was received from a company controlled by a sibling of a significant shareholder.

During the year ended March 31, 2010, the Company incurred interest expense of $129,553 (2009 - $228,489; 2008 - $481,470) which is primarily interest on related party balances as described in Notes 9 and 10.

As of April 1, 2002, the Company’s senior officers have agreed to defer payment of consulting fees and salaries payable.  During fiscal 2010, a portion of these fees and salaries, amounting to $93,832 (2009 - $166,530), was paid to the senior officers.  At March 31, 2010, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $1,878,335 (2009 - $1,622,167), plus interest charges of $478,026 (2009 - $403,569) for a total payable of $2,356,361 (2009 - $2,025,736).  These amounts are included in due to related parties - other.

The above related party transactions are measured at their exchange amount, which is the amount agreed to by the parties.

22.

CAPITAL MANAGEMENT

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, purchase and cancel shares previously issued, return capital to shareholders or sell assets to reduce debt. The Company considers the items included in the consolidated statement of shareholders’ equity as capital, which totals $2,145,934 (2009 - $3,453,936) at year-end.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.  The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year revenue increases with positive increases in earnings before interest, tax, depreciation and amortization.  These objectives are met through operational changes to enhance cash flow performance, the evaluation of acquisitions as they relate to the Company’s market share and performance, and risk mitigation over exposure.

The Company is subject to various covenants on the long-term debt (including debt to tangible net worth, current assets to current liabilities, capital and debt service ratios).  The Company is in breach of the debt service ratio covenant noted previously, but the bank has provided a waiver letter indicating it would not require repayment prior to April 1, 2011, with respect to these breaches; therefore, the loan is not classified as a current liability.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended March 31, 2010 compared to the year ended March 31, 2009.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

23.

RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian GAAP.  The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP.

Under U.S. GAAP, the net income (loss) and earnings per common share figures for the years ended March 31, 2010, 2009 and 2008 and the shareholders’ equity (deficiency) as at March 31, 2010, 2009 and 2008 would be adjusted as follows:

	2010	2009	2008
			(restated -
			see Note 1)

Canadian GAAP net income (loss)	$ (1,293,501)	$ 4,844,499	$ 721,835

Adjustment to operating expenses relating to accretion of debt discount (a)	-	-	7,384

U.S. GAAP net income (loss)	$ (1,293,501)	$ 4,844,499	$ 729,219

Basic earnings (loss) per share based on U.S. GAAP	$ (0.22)	$ 0.27	$ 0.06

Diluted earnings (loss) per share based on U.S. GAAP	$ (0.22)	$ 0.26	$ 0.06

	Shareholders' Equity (Deficiency)

	2010	2009	2008

Canadian GAAP	$ 2,145,934	$ 3,453,936	$ 269,205

Adjustment to operating expenses relating to accretion of debt discount (a)	-	-	7,384

U.S. GAAP	$ 2,145,934	$ 3,453,936	$ 276,589

(a)

Accounting for convertible debentures

Under U.S. GAAP, the convertible debentures issued in April and June 2005 would not be bifurcated into their debt and equity components.  Accordingly, under U.S. GAAP, the due to related parties - convertible debentures would increase by $NIL (2009 - $NIL; 2008 - $NIL); accretion of debt discount, operating expenses, net income and shareholders' equity (deficiency) would decrease by $NIL (2009 - $NIL; 2008 - $7,384); and equity component of convertible debentures would decrease by $98,061 (2009 - $98,061; 2008 - $98,061).

37

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

23.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(b)

Accounting for stock-based compensation

Under Canadian GAAP, the Company accounts for its stock option plan in accordance with CICA 3870 which requires entities to account for employee stock options using the fair value based method, where compensation cost is measured at fair value at the date of grant and is expensed over the stock-based awards vesting period. This method is substantially consistent for the periods presented with the Stock Compensation Topic of the FASB ASC.

(c)

Changes in accounting policy under U.S. GAAP

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162 (the "Codification", or "FASB ASC"). The FASB ASC will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The FASB ASC is effective for interim and annual periods ending after September 15, 2009.  All pre-Codification GAAP are superseded as described in FASB Statement No. 168. All other accounting literature not included in the Codification is non-authoritative. The Company adopted the Codification in the second quarter of Fiscal 2010. The Codification did not have a material impact on the Company’s consolidated financial statements. The Company has updated references to the FASB ASC, as appropriate.

In September 2006, the FASB issued the Fair Value Measurements and Disclosure Topic of the FASB ASC. This Topic defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended this Topic to exclude fair value requirements on leases and delayed the effective date for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  The Company adopted certain provisions of the Topic in the first quarter of Fiscal 2009 and adopted the remaining provisions in fiscal 2010. The adoption of these provisions did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued the Business Combinations Topic of the FASB ASC.  This Topic establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquire, recognizes and measure the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement is required to be adopted by the Company for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

23.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(c)

Changes in accounting policy under U.S. GAAP (Continued)

In May 2008, FASB issued an amendment to the Debt Topic of the FASB ASC which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement.  This amendment requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The amendment is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.    The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In November 2008, FASB issued an amendment to the Investments—Equity Method and Joint Ventures Topic of the FASB ASC clarifying the accounting for certain transactions and impairment considerations involving equity method investments.  Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of an investee’s intangibles and an equity investee’s issuance of shares. This amendment is effective for fiscal years beginning on or after December 15, 2008.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued an amendment to the Financial Instruments Topic of the FASB ASC, which requires disclosures about fair value of financial instruments in interim as well as annual financial statements.  This amended Topic is effective for periods ending after June 15, 2009. The Company adopted this amended Topic in the first quarter of Fiscal 2010.  The adoption of this Topic did not have a material impact on the Company’s financial position or results of operations.

In April 2009, FASB issued FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies.  This FSP amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

23.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(c)

Changes in accounting policy under U.S. GAAP (Continued)

In May 2009, the FASB issued the Subsequent Events Topic of the FASB ASC.  This Topic establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Topic sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, the FASB issued ASU, 2010-09, to provide amendments to the Subsequent Events Topic of the FASB ASC.  These amendments clarified certain disclosures previously required by the Topic. This Topic is effective for interim or annual periods ending after June 15, 2009.  The Company adopted this Topic in the first quarter of Fiscal 2010, and the amendments contained in the ASU in the fourth quarter of Fiscal 2010.  The adoption of the Topic and its amendments did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued SFAS 166 Accounting for Transfers of Financial Assets, which has not yet been integrated into the ASC. SFAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. SFAS 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  This Statement must be applied to transfers occurring on or after the effective date. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS 167 Amendments to FASB Interpretation No. 46(R), which has not yet been integrated into the ASC. SFAS 167 requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance.  It also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS 167 shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is currently evaluating the impact of the adoption of the standard on the Company's consolidated financial statements.

PLAINTREE SYSTEMS INC.

Notes to the Consolidated Financial Statements

years ended March 31, 2010, 2009 and 2008

(In Canadian dollars)

23.

RECONCILIATION TO UNITED STATES GAAP (Continued)

(d)

Future accounting pronouncements under U.S. GAAP

In October 2009, the FASB issued ASU, 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU provides amendments to the criteria in the Revenue Recognition - Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update ("ASU"), 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software - Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.